SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

Adynxx, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

00784D103
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
202 Carnegie Center, Suite 104	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00784D103

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,036,044
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,036,044
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,036,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		52.3%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 5,807,877 shares of Common Stock outstanding as of May 6, 2019, as provided to the Reporting Persons by the Issuer.

CUSIP No. 00784D103

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	22,527
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	22,527
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		22,527
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.4% *
14.	TYPE OF REPORTING PERSON		PN

* Based on 5,807,877 shares of Common Stock outstanding as of May 6, 2019, as provided to the Reporting Persons by the Issuer.

CUSIP No. 00784D103

SCHEDULE 13D

Item 1.                          Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value (the “Common Stock”), of Adynxx, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Pine Street, Suite 500 San Francisco, California 94111.
Item 2.                          Identity and Background.
(a)            This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  (i) Domain Partners VIII, L.P., a Delaware limited partnership ("DP VIII"), and (ii) DP VIII Associates, L.P., a Delaware limited partnership ("DP VIII A") (each, a "Reporting Person" and together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is filed herewith as Exhibit A.

(b)-(c)            The principal business of each of DP VIII and DP VIII A is that of a private investment partnership.  The sole general partner of DP VIII and DP VIII A is One Palmer Square Associates VIII, LLC, a Delaware limited liability company (“OPSA VIII”).  The principal business of  OPSA VIII is that of acting as the general partner of DP VIII and DP VIII A.  James C. Blair, Jesse I. Treu, Brian H. Dovey, Brian K. Halak, and Nicole Vitullo are the managing members of OPSA VIII.  The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, LLC., 202 Carnegie Center, Suite 104, Princeton, NJ  08540.

(d)–(e)                          During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3.                          Source and Amount of Funds or Other Consideration.
On May 3, 2019, the Issuer, formerly known as “Alliqua Biomedical, Inc.,” completed a business combination with privately-held “Adynxx, Inc.,” or “Private Adynxx”, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of October 11, 2018 (the “Merger Agreement”), by and among the Issuer, Embark Merger Sub, Inc. and Private Adynxx, pursuant to which Embark Merger Sub, Inc. merged with and into Private Adynxx, with Private Adynxx surviving as a wholly-owned subsidiary of the Issuer, re-named Adynxx, Inc. (the “Merger”). Immediately following the Merger, the Issuer changed its name to “Adynxx, Inc.” Under the terms of the Merger Agreement, the Issuer issued shares of Common Stock to Private Adynxx’s stockholders at an exchange rate of 0.0359 shares of Common Stock in exchange for each share of Private Adynxx common stock outstanding immediately prior to the Merger.  As stockholders of Private Adynxx, DP VIII received 3,036,044 shares of Common Stock and DP VIII A received 22,527 shares of Common Stock.
The Merger Agreement is Exhibit B to this statement, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 00784D103

Item 4.                          Purpose of Transaction.
DP VIII and DP VIII A acquired the securities of the Issuer reported herein as a result of the Merger. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.                          Interest in Securities of the Issuer.

(a)            The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule 13D.

(b)            The managing members of OPSA VIII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VIII and DP VIII A.  Each of the managing members of OPSA VIII disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VIII , in the securities owned by DP VIII and/or DP VIII A.

(c)            Not Applicable.

(d)            Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)            Not applicable.

CUSIP No. 00784D103

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In December 2018, March 2019 and April 2019, Private Adynxx issued $5,000,000 aggregate principal amount of convertible promissory notes to DP VIII and DP VIII A (the “Notes”).  The Notes remain outstanding following the consummation of the Merger, accrue simple interest on the outstanding principal amount at the rate of 8% per annum and mature on the first anniversary of the applicable issuance date.  In the event that the Issuer issues and sells shares of Common Stock to investors in a qualified financing (as defined in the Notes) with total proceeds to the Issuer of not less than $5,000,000, excluding conversion of the Notes, then the outstanding principal amount of the Notes and any unpaid accrued interest will automatically convert in whole into the equity securities sold in the qualified financing at a conversion price equal to the cash price paid per share for such equity securities by the investors in the qualified financing.  If the Issuer consummates a change of control while the Notes remain outstanding, the Issuer will repay the Reporting Persons in cash in an amount equal to the outstanding principal amount of the Notes, plus any unpaid accrued interest on the original principal and a repayment premium equal to 100% of the outstanding principal amount of the Notes.

Item 7.                          Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement
Exhibit B - Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K dated October 11, 2018 filed with the Securities and Exchange Commission on October 12, 2018)

CUSIP No. 00784D103

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2019

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

CUSIP No. 00784D103

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  May 13, 2019

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact